ALLIED GOLD LIMITED

15 June 2007

The Manager
Australian Stock Exchange Limited
Level 4
20 Bridge Street
Sydney, NSW 2000

Dear Sir

CHANNEL SAMPLING YIELDS SIGNIFICANT GOLD MINERALISATION OUTSIDE OF CURRENT RESOURCES

The Directors of Allied Gold Limited ("Allied") are pleased to report that recent channel sampling results continue to validate the theory that the Monun Creek prospect represents a significant strike extension to the Sorowar deposit, Simberi's most extensive open pit resource.

The Simberi Oxide Gold Project forms part of the Company's 100%-owned Tabar Islands Project, located 60 kilometres north-west of the +40 million ounce gold resource at Lihir Island in PNG.

Routine continuous channel sampling (5-metre composites) of two access roads that were constructed by bulldozer into the MN001 drill pad on ML136 returned separate intercept lengths of:

- **295m at 1.17 g/t gold including 30m at 2.87 g/t gold and 20m at 3.06 g/t gold**
- **30m at 1.19 g/t gold**

These road channel sample intercepts are distinct from, and in addition to, that reported on 12 April 2007 *(see Figure 1)*, namely:

- **90m at 1.79 g/t gold**

When combined with the results of recently completed geophysical surveys in the area, these channel sample results indicate that Monun Creek most likely represents a south-eastern extension of the Sorowar deposit, Simberi Island's single largest gold deposit.

Gold resources at Sorowar total 1.248 million ounces including oxide gold (as well as minor entrained transitional and sulphide material) ore reserves of 546,000 ounces. The **strike extension is in the order of 300 metres, which is significant in the context that Sorowar has a strike length of approximately 700 metres**. This apparent strike extension remains open to the south-east.

Background to Monun Creek Results

The Monun Creek prospect is located off the main topographic ridge and its spur lines, which have been the subject of previous concentrated drilling. It lies on a large radiometric (potassium channel) geophysical anomaly to the south-east of, and contiguous with, the Sorowar deposit.

The channel sample intercepts the 13 metres at 4.20 g/t gold oxide drill intercept in MN001 and the significant anomalies identified from recent geophysical surveys in the area provide strong evidence that the Sorowar oxide deposit may extend at least 300 metres further to the south-east at Monun Creek.

Figure 1 below depicts the location of surface soil samples relative to the Sorowar pit.



30m @ 1.19 g/t Au
90m @ 1.79 g/t Au
MN001
25m @ 6.30 g/t Au
(Silas' Outcrop)
295m @ 1.17 g/t Au
Landslip
0 50 100
metres
MONUN CREEK
Surface Samples
> 2.0 g/t Au
1.0 - 2.0 g/t Au
0.5 - 1.0 g/t Au
0.2 - 0.5 g/t Au
0.1 - 0.2 g/t Au
< 0.1 g/t Au
Drillhole Collar
Sorowar Pit

Figure 1. Monun Creek Prospect - Location of Surface Soil Samples

EXPLORATION UPDATE

The Company is also pleased to advise that the four drilling rigs that were purchased in April 2007 are currently being mobilized to site. All personnel required to operate this equipment have been sourced and drill pads have been prepared to commence intensive exploration drilling.

The assay results from the recent channel sampling clearly vindicate Allied's decision to purchase its own drilling rigs and to accelerate its exploration activities throughout the Tabar Islands Group.

As a priority the Company intends to conduct a significant drilling program between the proposed Sorowar pit and Monun Creek and to explore other high priority targets.

The Company remains on time and within budget to commission the 84,000 ounce per annum Simberi Oxide Gold Project within the next six months.

Yours faithfully

Mark Caruso
Executive Chairman

The information in this Stock Exchange Announcement that relates to exploration results, together with any related assessments and interpretations, has been approved for release by Mr Bohdan (Bob) Burban, Dip.App.Geol., F.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Burban s has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves."

.

Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, Western Australia 6106
PO Box 235, Welshpool DC 6986
Telephone: +61 8 9353 3638 Facsimile: +61 8 9353 4894 Email: info@alliedgold.com.au
www.alliedgold.com.au